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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 10)*

                               IBS FINANCIAL CORP.
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                                  Common Stock
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                                   44922Q105
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (201) 560-1400
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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                         January 23, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of thc Act (however, see the Notes).




CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1  Veteri Place Corporation,as General Partner of Seidman Investment Partnership
  22-3342636
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
  wc
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New Jersey
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                           7  SOLE VOTING POWER
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                                            30,855
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                                            30,855
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                              30,855
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .292%
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14 TYPE OF REPORTING PERSON*  CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                              CUSIP NO. 44922Q105
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1  The Benchmark Company, Inc.    11-2950925
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  OO
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  New York
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                           7  SOLE VOTING POWER
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                                            217,830
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                                            217,830
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                              217,830
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     2.067%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*  BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



     The statement on Schedule 13D which was filed on September 8, 1995, Amendment #1 which was filed on November 6, 1995, Amendment #2 which was filed on November 16, 1995, Amendment #3 which was filed on December 7, 1995, Amendment #4 which was filed on February 5, 1996, Amendment #5 which was filed on March 18, 1996, Amendment #6 which was filed on June 13, 1996, Amendment #7 which was filed on October 11, 1996, Amendment #8 which was filed on November 19, 1996 and Amendment #9 which was filed on December 16, 1996 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SAL II"), Federal Holdings, L.L.C., ("Federal"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), The Benchmark Company, Inc. ("TBCI"), Benchmark Partners LP ("Partners"), Richard Whitman, Individually ("Whitman"), Lorraine DiPaolo ("DiPaolo"), Individually, Ernest Beier, Jr., Individually ("Beier") and Dennis Pollack ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of IBS Financial Corp., a New Jersey Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

     (a)(b)(c) Veteri Place Corporation ("Veteri") is the sole general partner of SIP. Veteri is a New Jersey corporation whose principal business is being the general partner of SIP. The address of Veteri's principal office is 19 Veteri Place, Wayne, NJ 07470. Lawrence B. Seidman is the only director, shareholder and officer of Veteri.
     (d) During the last five years neither Veteri or Seidman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Veteri nor Seidman was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Veteri is incorporated in the State of New Jersey.



3.       Source and Amount of Funds or Other Consideration

     Veteri contributed $100 to SIP. The aggregate purchase price of the 855,651 Shares owned beneficially by the Reporting Persons on January 24, 1997 was approximately $10,521,097.78 (inclusive of brokerage commissions). Such Shares have been (or will in the case of transactions which have not yet settled) be paid for with working capital of the respective entities and personal funds of the individual persons. As of January 24, 1997, SAL and SALII had an outstanding margin balance with Bear Stearns Securities Corp. which totaled $428,648.07 and $259,485.67, respectively.

4.       Purpose of Transaction

         See previously filed Schedule 13D and Amendments #1 - #9.

     In a lawsuit filed by IBS Financial  Corporation  against  Lawrence Seidman and members of the Committee to Maximize Shareholder Value (the "Committee"), Judge Joseph E. Irenas of the U.S. District Court of New Jersey on January 23, 1997 ruled overwhelmingly for Lawrence Seidman and the Committee. In the Court's ruling, District Judge Joseph E. Irenas declared that the Committee's disclosure filings were adequate. The judge also ruled that IBSF may not reject the Committee's director nominations and IBSF must provide the Committee a shareholder list to allow the Committee to communicate with all stockholders. In the Court's final ruling, Judge Irenas declared that IBSF may not reduce the size of the Board in an attempt to limit the number of directors that will be up for reelection at the next annual meeting.

5.       Interest in Securities of the Issuer

     Seidman as President of Veteri has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the Common Stock owned by SIP.

     Whitman and DiPaolo, individually, and in their capacity as general partners of Partners and President and Executive Vice President, respectively, of TBCI may be deemed to own beneficially (as defined in rule 13d-3 promulgated under the Exchange Act) the 342,830 shares of Common Stock which constituted approximately 3.25% of the Issuer's outstanding Common Stock owned beneficially by Partners and TBCI. In addition, Whitman and DiPaolo may be deemed to share the power to vote or to direct the vote and to dispose of or to direct the disposition of the Common Stock owned beneficially by Partners and TBCI since they are their authorized representatives

         1.       TBCI      217,830 Shares  3.       Whitman   3,080 Shares
         2.       Partners  125,000 Shares  4.       DiPaolo  28,415 Shares

     The schedule below describes transactions in the Common Stock effected by the Reporting Persons from November 23, 1996 to January 24, 1997. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days.


Trade      No of                                  Total
Date       Shares           Price            Cost/(Proceeds)   Entity

12/4/96    1,500            15.25                 22,875         TBCI
12/4/96      700            15.25                 10,675         TBCI
12/4/96      700            15.25                 10,675         TBCI
12/24/96     300            15.25                 (4,575)        TBCI
12/24/96     300            15.25                  4,575         TBCI
12/26/96    2400            15.375                36,780         TCBI

  (d) N/A
  (e) N/A



6. Contracts. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Seidman is the President of Veteri and is Veter's only officer, director and shareholder. Veteri is the sole general partner of SIP and in that capacity Mr. Seidman has the authority through Veteri to acquire, trade and hold the securities of the Issuer. Mr. Seidman is the president of Veteri, the corporate general partner of SIP; and, in that capacity, Mr. Seidman has the authority to cause SIP to acquire, hold, trade and vote the securities owned by SIP. SIP was created to acquire, hold and sell publicly traded securities. SIP was not formed to solely acquire, hold and sell the Issuer's securities. SIP owns securities issued by one company other than the Issuer. The limited partners in SIP are all passive investors, who do not - and can not - directly or indirectly participate in the management of SIP, including without limitation proxy contests. Mr. Seidman's compensation is, in part, dependent upon the profitability of the operations of SIP, but no provision is made to compensate Mr. Seidman solely based upon the profits resulting from transactions from the Issuer's securities.

     The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships) which govern the replacement of a general partner.
The following are certain terms of the Agreements for SAL, SALII, SIP and
Federal:

     (i) Mr. Seidman is entitled to 5% of the net profits and his wife is entitled to 15% of the net profits pursuant to Article 8.1 (d) of the SAL and SALII Agreements. (See Articles 8 Cash Distributions, Exhibit A and B attached hereto, and incorporated herein by reference.)

     (ii) Pursuant to Article 11.3 (b) of the SAL operating agreement Mr. Seidman is entitled to an annual compensation of $125,000. (See Article 11 - Managing Member, attached hereto as Exhibit C and incorporated herein by reference.)

     (iii) Pursuant to Article 8.1 (b) of the of the operating agreement of Federal, Mr. Seidman is entitled to 20% of the net profits. (See Article 8 - Distributions of Net Proceeds, attached hereto as Exhibit D and incorporated herein by reference.)

     (iv) Pursuant to Article 9 (a)(i), 20% of the net profit of SIP shall be allocated to the general partner, Veteri Place Corporation (Seidman is the sole shareholder, director and officer of Veteri), for each fiscal year as an incentive allocation. (See Article 9 Adjustments to Capital Accounts, Exhibit E, attached hereto and incorporated herein by reference.)

     (v) Pursuant to the letter agreements dated June 6, 1996 with Jeffrey Greenberg and Steven Greenberg, Mr. Seidman is entitled to a fee computed as of the last day of each calendar quarter equal to a quarter of 1% of the value of the assets in each account. In addition Mr. Seidman shall be entitled to an incentive fee equal to 20% of the net profits earned in the account as of the termination date. Jeffrey Greenberg has the right to terminate the agreement any time after June 15, 1998 and Steven has the same right after February 1, 1997.

     (vi) Pursuant to the letter agreement with Michael Mandelbaum, Mr. Seidman is entitled to a fee computed as of the last day of each calendar quarter equal to a quarter of 1% of the value of the assets in the account. In addition Mr. Seidman is entitled to 20% of the net profits after Mr. Mandelbaum receives a "hurdle" return on his invested capital. Mr. Mandelbaum has the right to terminate the agreement any time after February 15, 1997.

     (vii) Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets. (See Section 16 of the Partnership Agreement Exhibit F, attached hereto and incorporated herein by reference.)

     (viii) The scheduled term of SIP is until December 1, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 16 of the Partnership Agreement, Exhibit G, attached hereto and incorporated herein by reference.)

     (ix) SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit H, attached hereto and incorporated herein by reference.)

     (x) SALII's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit I, attached hereto and incorporated herein by reference.)

     (xi) Federal's term shall continue in full force and effect until April 30, 2045 as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit J, attached hereto and incorporated herein by reference.) Pursuant to Article 10.1 of the operating agreement, Mr. Seidman's initial management term expires on June 13, 1997, unless sooner terminated. (See Article 10, Exhibit K, attached hereto and incorporated herein by reference.)

     None of the limited partners of SIP, or the members of SAL, or the members of SALII, or the members of Federal, own any shares of the Issuer except as disclosed in Schedule 13D and amendments thereto filed on behalf of those entities.

     A copy of the  following  Exhibits  were  filed as part of  Amendment  9 of
Schedule 13D. The Letter Agreement with Michael Mandelbaum was filed as Exhibit A to Amendment 8 of Schedule 13D.

         Exhibit A         Offering Prospectus and Amended and
                           Restated Agreement of Limited Partnership of Seidman Investment Partnership, L.P.,
                           Questionnaire and Amendment #1 to Limited
                           Partnership Certificate of Seidman Investment
                           Partnership, L.P.

         Exhibit B         Operating Agreement for Seidman and
                           Associates, L.L.C.

         Exhibit C         Operating Agreement for Seidman and
                           Associates II, L.L.C.

         Exhibit D         Operating Agreement for Federal Holding L.L.C.
                           and First amendment to Operating Agreement

         Exhibit E         Seidman's Letter Agreements with Clients

                           Jeffrey Greenberg
                           Steven Greenberg




7.       Material to be filed as Exhibits

         Exhibit A         Operating Agreement for Seidman and
                           Associates, L.L.C., Article 8 - Cash Distributions

         Exhibit B         Operating Agreement for Seidman and
                           Associates II, L.L.C., Article 8 - Cash Distributions

         Exhibit C         Operating Agreement for Seidman and
                           Associates, L.L.C., Article 11 - Managing Member

         Exhibit D         Operating Agreement for Federal Holding LLC,
                           Article 8 - Distributions of Net Proceeds

         Exhibit E         Amended and Restated Agreement of
                           Partnership, L.P., Article 9 - Adjustments to Capital Accounts

         Exhibit F         Amended and Restated Agreement of
                           Partnership, L.P., Article 16 - Administrative Fee

         Exhibit G         Limited Partnership Agreement
                           of Seidman Investment Partnership, L.P.,
                           Term of Partnership, Page 16.

         Exhibit H         Operating Agreement for Seidman and
                           Associates, L.L.C., Article 4 - Term and Duration

         Exhibit I         Operating Agreement for Seidman and
                           Associates, L.L.C. II, Article 4 - Term and Duration

         Exhibit J         Operating Agreement for Federal Holdings, L.L.C.
                           Article 4 - Term and Duration

         Exhibit K         Operating Agreement for Federal Holdings, L.L.C.
                           Article 10 - Rights, Powers and Representations of the Investment Manager and Administrative
                           Manger; Management Fee



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                 /s/     Lawrence B. Seidman
                  1/24/97                Lawrence B. Seidman, Manager
                  Date                   Seidman and Associates, L.L.C.

                                 /s/    Lawrence B. Seidman
                  1/24/97                Lawrence B. Seidman, Manager
                  Date                   Federal Holdings, L.L.C.

                                 /s/     Lawrence B. Seidman
                  1/24/97                Lawrence B. Seidman, General Partner
                  Date                   Seidman Investment Partnership, L.P.

                  1/24/97        /s/     Lawrence B. Seidman
                  Date                   Lawrence B. Seidman, Individually

                  1/24/97        /s/     Richard Whitman
                  Date                   Richard Whitman, President
                                         The Benchmark Company, Inc.

                  1/24/97        /s/     Richard Whitman
                  Date                   Richard Whitman, General Partner
                                         Benchmark Partners, LP

                  1/24/97        /s/     Richard Whitman
                  Date                   Richard Whitman, Individually

                  1/24/97        /s/      Lorraine DiPaolo
                  Date                    Lorraine DiPaolo, Individually

                  1/24/97        /s/      Ernest Beier, Jr.
                  Date                    Ernest Beier, Jr., Individually

                  1/24/97        /s/      Dennis Pollack
                  Date                    Dennis Pollack, Individually


                  1/24/97        /s/      Lawrence B. Seidman
                  Date                    Lawrence B. Seidman, Manager
                                          Seidman & Associates II, L.L.C.